                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          -----------------------------


                                  SCHEDULE 13D
                                (AMENDMENT NO. 4)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934(1)


                                 METRICOM, INC.
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                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   591596 10 1
                                 (CUSIP Number)

                                                   With a copy to:
     William D. Savoy                              Alvin G. Segel
  Vulcan Northwest, Inc.                        Irell & Manella LLP
  110 110th Avenue, N.E.                      1800 Avenue of the Stars
        Suite 550                                    Suite 900
Bellevue, Washington 98004                 Los Angeles, California 90067
   Tel: (206) 453-1940                          Tel: (310) 277-1010
   Fax: (206) 453-1985                          Fax: (310) 203-7199
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 18, 1997
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)
--------

(1) THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

        THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

-------------------------                                      -----------------
CUSIP No.     591596 10 1                                      Page 2 OF 8 PAGES
-------------------------                                      -----------------


--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Vulcan Ventures Incorporated
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Vulcan Ventures Incorporated is a Washington corporation
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:
                          9,121,745
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY                 n/a
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:
     REPORTING            9,121,745
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER:
                                 n/a
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      9,121,745
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
              49.75%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              Vulcan Ventures Incorporated--CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

-------------------------                                      -----------------
CUSIP No.     591596 10 1                                      Page 3 OF 8 PAGES
-------------------------                                      -----------------


--------------------------------------------------------------------------------
   1  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                 Paul G. Allen
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
            AF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
            Paul G. Allen is a U.S. Citizen
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER:
                          9,146,745 (25,000 of which are held directly by
                          Paul G. Allen and the remaining 9,121,745 are held
                          by Vulcan Ventures)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER:
    BENEFICIALLY                 n/a
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER:
     REPORTING            9,146,745 (25,000 of which are held directly
       PERSON             by Paul G. Allen and the remaining 9,121,745 are
        WITH              held by Vulcan Ventures)
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER:
                                 n/a
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
      9,146,745
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              49.9%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
              Paul G. Allen -- IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

---------------------                                       --------------------
CUSIP No. 591596 10 1                 13D                    Page 4 of 8 Pages
---------------------                                       --------------------


    This Amendment No. 4 to Schedule 13D relates to shares of common stock of Metricom, Inc. (the "Issuer"). This Amendment No. 4 supplements and amends the initial statement on Schedule 13D dated November 10, 1993 (the "Initial Statement"), as amended by Amendment No. 1 thereto dated March 8, 1995, Amendment No. 2 thereto dated September 25, 1997 and Amendment No. 3 thereto dated October 13, 1997, filed by Vulcan Ventures Incorporated ("Vulcan Ventures") and Mr. Paul G. Allen (together with Vulcan Ventures, the "Reporting Persons"). This Amendment No. 4 is being filed to report the completed acquisition by the Reporting Persons of certain of the shares of the Issuer.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 of the Initial Statement as heretofore amended is hereby amended further by adding the following:

        On November 18, 1997, Vulcan Ventures completed its purchase of 2,583,500 shares (the "Shares") of the Issuer from Lindner Investments pursuant to a Stock Purchase Agreement dated October 12, 1997. Vulcan Ventures purchased the Shares for a consideration of $7.00 per share. The aggregate amount of funds used by Vulcan Ventures in purchasing the Shares was $18,084,500, the sole source of which was working capital of Vulcan Ventures.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

           (a) Aggregate Number of Shares of Common Stock of the Issuer Beneficially Owned: 9,121,745 (4,650,000 of which are beneficially owned pursuant to a Common Stock Purchase Agreement with the Issuer dated October 10, 1997).

               Percentage of Common Stock of the Issuer Owned (based on 18,333,756 shares outstanding of common stock as of October 12,
           1997): 49.75%

           (b) Sole Voting Power            9,121,745
               Sole of Dispositive Power:   9,121,745
               Shared Voting Power            -0-
               Shared Dispositive Power:      -0-

           (c) No transactions in the class of securities reported on were effected the past sixty days except as described above.

           (d) Not applicable

           (e) Not applicable

        To the best knowledge of Vulcan Ventures, its directors, executive officers and controlling persons beneficially own the following shares of the
Issuer:

        Paul G. Allen, Director, President and sole shareholder of Vulcan Ventures - 9,146,745 shares (which includes the 9,121,745 shares owned and to be acquired by Vulcan Ventures).

        William D. Savoy, Director and Vice President of Vulcan Ventures, and Bert E. Kolde, Director and Vice President of Vulcan Ventures, do not own any shares of the Issuer.

---------------------                                       --------------------
CUSIP No. 591596 10 1                 13D                    Page 5 of 8 Pages
---------------------                                       --------------------


ITEM 7.  Material to be Filed as Exhibits

        1. Stock Purchase Agreement dated October 12, 1997 between Vulcan Ventures and Lindner Investments.*

        2. Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.**



*  Previously filed with Amendment No. 3 to Schedule 13D dated October 13, 1997.

** Previously filed with Amendment No. 2 to Schedule 13D dated September 25,
   1997.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               VULCAN VENTURES INCORPORATED


November 21, 1997
                                               By: WILLIAM SAVOY
                                                  ------------------------------
                                                  William Savoy, President

---------------------                                       --------------------
CUSIP No. 591596 10 1                 13D                    Page 6 of 8 Pages
---------------------                                       --------------------


Item 3. Source and Amount of Funds or Other Consideration

        Item 3 of the Initial Statement as heretofore amended is hereby amended further by adding the following:

        On November 18, 1997, Vulcan Ventures completed its purchase of 2,583,500 shares (the "Shares") of the Issuer from Lindner Investments pursuant to a Stock Purchase Agreement dated October 12, 1997. Vulcan Ventures purchased the Shares for a consideration of $7.00 per share. The aggregate amount of funds used by Vulcan Ventures in purchasing the Shares was $18,084,500, the sole source of which was working capital of Vulcan Ventures.

Item 5. Interest in Securities of the Issuer

        Item 5 of the Initial Statement is hereby amended and restated in its entirety as follows:

               (a) Aggregate Number of Shares of Common Stock of the Issuer Beneficially Owned: 9,146,745 This amount includes: (i) 9,121,745 shares directly owned by Vulcan Ventures (4,650,000 of which are beneficially owned pursuant to a Common Stock Purchase Agreement with the Issuer dated October 10, 1997) and (ii) 25,000 shares directly owned by Paul G. Allen.

        Percentage of Common Stock of the Issuer Owned (based on 18,333,756 shares outstanding of common stock as of October 12, 1997): 49.9%

               (b)    Sole voting Power            9,146,745
                      Sole Dispositive Power:      9,146,745
                      Shared Voting Power           -0-
                      Shared Dispositive Power:     -0-

               (c) No transactions in the class of securities reported on were effected during the past sixty days except as described above.

               (d)    Not applicable

               (e)    Not applicable


ITEM 7.  Material to be Filed as Exhibits

        1. Stock Purchase Agreement dated October 12, 1997 between Vulcan Ventures and Lindner Investments.*

        2. Durable Special Power of Attorney, dated September 25, 1997, granted by Paul G. Allen to William D. Savoy.**



*  Previously filed with Amendment No. 3 to Schedule 13D dated October 13, 1997.

** Previously filed with Amendment No. 2 to Schedule 13D dated September 25,
   1997.

---------------------                                       --------------------
CUSIP No. 591596 10 1                 13D                    Page 7 of 8 Pages
---------------------                                       --------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 21, 1997

                                                  PAUL ALLEN
                                                -------------------------------


                                             By:  WILLIAM SAVOY
                                                --------------------------------
                                             William Savoy, Attorney in Fact
                                                     for Paul G. Allen

---------------------                                       --------------------
CUSIP No. 591596 10 1                 13D                    Page 8 of 8 Pages
---------------------                                       --------------------


                                    EXHIBITS

1. Stock Purchase Agreement dated October 12, 1997 between Vulcan Ventures and Lindner Investments.*

2. Durable Special Power of Attorney, dated September 25, 1997, granted by Paul
   G. Allen to William D. Savoy.**



*  Previously filed with Amendment No. 3 to Schedule 13D dated October 13, 1997.

** Previously filed with Amendment No. 2 to Schedule 13D dated September 25,
   1997.